ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Tier 2 Subordinated Financial Bills Itaú Unibanco Holding S.A. (“Company”) announces to the market that it has issued Tier 2 Subordinated Financial Bills (“Financial Bills”) in the total amount of R$1 billion, of which R$530 million mature in February 2034 and R$470 million in February 2039. These Financial Bills have a repurchase option from 2029 and 2034, respectively, and are subject to prior authorization from the Central Bank of Brazil. In accordance with Resolution No. 122 of the Central Bank of Brazil, Financial Bills will compose the Tier 2 Capital of the Company’s Referential Equity with an estimated impact of 8 basis points on its Tier 2 capitalization ratio. These Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth. The proceeds raised from the issuance of these Financial Bills will be used either directly and/or indirectly through its subsidiaries to reimburse costs and expenses directly related to the acquisition of a real estate development. Financial Bills were underwritten by Opea Securitizadora S.A., which has in turn issued Real Estate Receivables Certificates (CRIs) backed by Real Estate Credit Notes (“CCIs”), which represent Financial Bills. CRIs were distributed through the public offering automatically registered with CVM and allocated to qualified and professional investors. São Paulo (SP), February 2, 2024. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence